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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of     March 31,      2004.
                 -----------------    --

Commission File Number _________________

                            DOMAN INDUSTRIES LIMITED
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

        3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
-------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F /X/ Form 40-F / /

Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   DOMAN INDUSTRIES LIMITED
                                            -----------------------------------
                                                           (Registrant)

Date       March 31, 2004                   By       /s/ Philip G. Hosier
     --------------------------                ---------------------------------
                                                          (Signature)*
                                                      Philip G. Hosier
                                                     Vice President, Finance
--------------------
* Print the name and title under the signature of the signing officer.


         PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1815 (11-02)

                                  DOMAN INDUSTRIES LIMITED
                                  435 Trunk Road
             [LOGO]               Duncan, British Columbia
                                  Canada V9L 2P9

                                  Telephone:  (250) 748-3711
                                  Facsimile:  (250) 748-6045



                                  NEWS RELEASE

                            DOMAN INDUSTRIES LIMITED


FOR IMMEDIATE RELEASE

MARCH 31, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman" or the "Company") announced today that Mr. Joe Frumento has resigned from the Board of Directors of Doman. Mr. Herb S. Doman, said "Mr. Frumento has made a great contribution as a director of the Company for many years. During his time with the Company, Mr. Frumento served on the Board's Special Committee, Governance and Compensation Committee, Audit Committee and Environmental, Risk and Public Policy Committee. On behalf of the Company and myself, I thank Mr. Frumento for his counsel, loyalty and hard work over the years."



ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.



THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:   PHIL HOSIER 604 665 6231 OR
                                   RICK DOMAN 250 748 3711

                                  DOMAN INDUSTRIES LIMITED
                                  435 Trunk Road
             [LOGO]               Duncan, British Columbia
                                  Canada V9L 2P9

                                  Telephone:  (250) 748-3711
                                  Facsimile:  (250) 748-6045





                                  NEWS RELEASE

                            DOMAN INDUSTRIES LIMITED



FOR IMMEDIATE RELEASE

March 31, 2004 - Duncan, British Columbia. Rick Doman, President & CEO of Doman Industries Limited, announced today the Company's fourth quarter and 2003 results.

EARNINGS

The net loss for the year ended December 31, 2003 was $(3.8) million, or $(0.20) per share, compared to a net loss of $(164.1) million, or $(3.97) per share for the year ended December 31, 2002.

Included in the net loss for 2003 was $8.0 million representing the write-down of property, plant and equipment and operating restructuring costs and $189.2 million gain on the translation of debt denominated in US dollars. The net loss for 2002 included $67.5 million representing the write-down of property, plant and equipment and operating restructuring costs and $10.2 million gain on the translation of debt denominated in US dollars. Softwood lumber duties expensed for 2003 totalled $36.1 million; in 2002 duties were $22.3 million less a refund of $12.4 million for 2001.

The net loss for the fourth quarter of 2003 was $(14.5) million, or $(0.37) per share, compared to a net loss of $(86.9) million, or $(2.07) per share for the fourth quarter of 2002. Included in the net loss for Q4 2003 was $(1.1) million representing the write-down of property, plant and equipment and operating restructuring costs and $35.3 million gain on the translation of debt denominated in US dollars. The net loss for Q4 2002 included $(64.3) million representing the write-down of property, plant and equipment and operating restructuring costs and $6.5 million gain on the translation of debt denominated in US dollars.

The Company estimates that the strengthening Canadian dollar, which averaged US $0.71 in 2003 compared to US $0.64 in 2002, reduced operating earnings by approximately $51 million in 2003. For the fourth quarter of 2003 the Canadian dollar averaged US $0.76 compared to US $0.64 for the same quarter of 2002 and reduced fourth quarter 2003 operating earnings by approximately $19 million from the fourth quarter of 2002.

A Summary of the Company's Q4 and year's financial results is as follows:

------------------------------------- -------------- -------------- --------------- ------------ --------------
            ($MILLIONS)                   2003           2003            2002       YEAR ENDED    YEAR ENDED
                                       4TH QUARTER    3RD QUARTER    4TH QUARTER     DECEMBER    DECEMBER 2002
                                                                                       2003
------------------------------------- -------------- -------------- --------------- ------------ --------------
Sales                                        142.4          158.9           169.4        589.0          634.9
------------------------------------- -------------- -------------- --------------- ------------ --------------
Earnings (loss) from Operations              (24.2)         (24.4)          (66.9)       (85.5)         (62.6)
------------------------------------- -------------- -------------- --------------- ------------ --------------
Cash flow (Note)                             (35.6)         (38.3)          (23.9)      (135.2)         (66.9)
------------------------------------- -------------- -------------- --------------- ------------ --------------
EBITDA (Note)                                (11.0)         (10.0)           13.2        (31.6)          53.4
------------------------------------- -------------- -------------- --------------- ------------ --------------
Unrealized gain (loss) on                     35.3           (0.9)            6.5        189.2           10.2
translation of US$ denominated debt
------------------------------------- -------------- -------------- --------------- ------------ --------------
Net Earnings (loss)                          (14.5)         (55.2)          (86.9)        (3.8)        (164.1)
------------------------------------- -------------- -------------- --------------- ------------ --------------
Duties expensed                                9.3           10.4             9.6         36.1            9.9
------------------------------------- -------------- -------------- --------------- ------------ --------------

SOLID WOOD SEGMENT

Sales in the solid wood segment were $389.0 million for the year ended December 31, 2003 compared to $463.7 million in 2003 as a result of lower average sales realizations for lumber reflecting the stronger Canadian dollar in 2003, the impact of softwood lumber duties for the full 2003 year (compared to 2002 when duties commenced in May and a $12.4 million prior year refund was recorded) and lower outside log sales volume and prices. Solid wood sales in the fourth quarter of 2003 were $96.0 million compared to $118.5 million in the same period of 2002 as a result of the stronger Canadian dollar in 2003, (which offset higher sales volumes in Q4 2003 compared to Q4 2002) and lower outside log sales volumes and prices.

EBITDA for the solid wood segment for the year ended December 31, 2003 was $12.7 million compared to $78.3 million for the year ended December 31, 2002.

EBITDA for the solid wood segment in the fourth quarter of 2003 was $(1.1) million compared to $(1.8) million in the third quarter of 2003 and $19.1 million in the fourth quarter of 2002. Results in the fourth quarter were adversely impacted by (i) the stronger Canadian dollar, (ii) a $9.3 million provision for countervailing and antidumping duties on softwood lumber shipments to the US, and (iii) continued curtailment in the logging operations. Production of 709 km3, although increased from 473 km3 in the third quarter, was down from 993 km3 in the fourth quarter of 2002.


PULP SEGMENT

Pulp sales for the year ended December 31, 2003 were $200.0 million compared to $171.2 million in 2002. Pulp sales in the fourth quarter of 2003 decreased to $46.4 million from $50.9 million in the same period of 2002 as a result of lower sales volumes and although US $ prices were higher, they were offset by the stronger Canadian dollar. The average list price of NBSK in the fourth quarter of 2003 was US $556 per ADMT compared to US $455 per ADMT in the same quarter of 2002.

EBITDA for the pulp segment for the year ended December 31, 2003 was $(37.6) million compared to $(17.8) million for the year ended December 31, 2002.

EBITDA for the pulp segment in the fourth quarter of 2003 was $(7.3) million compared to $(6.7) million in the immediately preceding quarter and $(6.6) million in the fourth quarter of 2002. The Squamish pulp mill operated for 80 days in the fourth quarter of 2003, producing 62,439 ADMT. The Port Alice dissolving sulphite mill operated for 36 days in the fourth quarter of 2003 in order to satisfy customer requirements.


LIQUIDITY

Cash flow from operations for the year ended December 31, 2003, before changes in non-cash working capital, was $(133.1) million compared to $(66.9) million for the year ended December 31, 2002. Cash flow from operations in the fourth quarter of 2003, before changes in non-cash working capital was $(33.5) million compared to $(23.9) million in the fourth quarter of 2002.

After changes in non-cash working capital, cash provided by operations was $16.8 million for the year ended December 31, 2003 compared to $(28.0) million for the year ended December 31, 2002. After changes in non-cash working capital, cash provided by operations in the fourth quarter of 2003 was $7.5 million compared to $(14.7) million in the fourth quarter of 2002.

Additions to property, plant and equipment were similar in 2003 and 2002 at $29.2 million and $29.6 million, respectively. Road construction in the logging sector accounted for the major portion of these expenditures, being $26.3 million in 2003 and $28.1 million in 2002.

Bank indebtedness increased by $8.6 million in 2003.

The Company's cash balance at December 31, 2003 was $21.6 million. In addition, $26.3 million was available under its revolving credit facility.

MARKETS AND OUTLOOK

Lumber prices in the U.S. as measured by SPF 2x4 lumber averaged approximately US $299 per mfbm in the fourth quarter of 2003 compared to US $230 per mfbm in the same quarter of 2002 and US $316 per mfbm in the third quarter of 2003. Housing start statistics in the US remain strong with a seasonally adjusted annual rate in February 2004 of 1,855,000 and lumber prices, after weakening in the fourth quarter of 2003, have strengthened with SPF 2x4 averaging approximately US $360 per mfbm in the first two months of 2004. On March 22, 2004, the World Trade Organization issued a favourable ruling for Canadian softwood lumber exporters in connection with the ongoing softwood lumber trade dispute with the US. A further decision is expected from NAFTA on April 30, and there is growing optimism that a successful legal challenge through the WTO and NAFTA or a negotiated settlement between Canada and the US will bring about a settlement to the softwood dispute in the near future.

NBSK pulp markets continued strengthening in the latter part of 2003 with list prices to Europe ending the fourth quarter at US $560 per ADMT. World producers' pulp stocks are expected to continue to decline through the second quarter of 2004 as producers take normal spring maintenance curtailments and fine paper demand improves further. List prices to Europe, which increased to US $620 per ADMT in March, will climb to US $640 per ADMT effective April 1 and further price increases are expected going forward.

Prices for dissolving sulphite pulp, manufactured at the Company's Port Alice pulp mill, have improved recently, enabling the Company to announce that it would recommence operations on April 5, 2004 for a minimum of 37 days, after being down for the first quarter of 2004.


CONCLUDING REMARKS

In conclusion, Rick Doman stated, "We are very pleased that the increase in dissolving sulphite prices will allow us to start up the Port Alice mill on April 5. This provides the Company an opportunity to continue its search for either a purchaser for the mill or some other solution that will avoid a permanent mill closure. In our logging operations, the move to a market pricing system on February 29, 2004 for setting stumpage rates will result in significant stumpage reductions in the current market and facilitate a return to more normal production levels. As well, the effects of our sawmill cost reduction program, started in 2001, will continue to benefit the Company as we move forward. From an overall standpoint, as the Company continues in its efforts to bring about a successful restructuring, we are pleased to see the improvement in product prices for lumber and pulp, a trend we see continuing as the Company works towards emerging from CCAA".


NOTE:

Cash flow is defined as cash flow from operations before changes in non-cash working capital as disclosed in the consolidated statements of cash flow.

EBITDA represents operating earnings (loss) before amortization, asset write-downs and other income (expenses) as disclosed in the consolidated statement of operations. The Company discloses EBITDA as it is a measure used by analysts to evaluate the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. In addition, as EBITDA is not a substitute for net earnings (loss), readers should consider net earnings in evaluating the Company's performance.


THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:    RICK DOMAN (250) 748.3711 OR
                                    P.G. HOSIER (604) 665.6231

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                                        THREE MONTHS ENDED              TWELVE MONTHS ENDED
                                                                            DECEMBER 31,                     DECEMBER 31,
                                                                    -----------------------------    -----------------------------
                                                                         2003           2002              2003          2002
                                                                         ----           ----              ----          ----
                                                                            (UNAUDITED)                       (AUDITED)

  Sales.........................................................      $ 142,455        $169,409         $589,015       $634,934

  Costs and Expenses
    Cost of goods sold before amortization......................        148,261         153,693          602,487        562,520
    Selling and administration..................................          5,145           2,543           18,080         19,036
                                                                      ---------       ---------        ---------      ---------
                                                                        153,406         156,236          620,567        581,556
                                                                      ---------       ---------        ---------      ---------

  Operating earnings (loss) before amortization, restructuring
    costs, asset write-downs and other income and expense.......       (10,951)         13,173          (31,552)        53,378


  Amortization of property, plant and equipment.................         12,204          15,819           45,973         48,481
  Operating restructuring costs and asset write-downs...........          1,079          64,298            7,986         67,454
                                                                      ---------       ---------        ---------      ---------

  Operating earnings (loss) ....................................        (24,234)        (66,944)         (85,511)       (62,557)

  Other income and expense:
    Interest....................................................        (22,205)        (26,077)         (96,438)      (102,714)
    Exchange gains and losses on long-term debt and
        amortization of debt issue costs........................         34,171           5,134          184,769          4,960
    Financial restructuring costs ..............................         (2,488)         (7,259)          (7,790)        (7,259)
    Other income (expense)......................................            707           6,771            2,200          4,275
                                                                      ---------       ---------        ---------      ---------
                                                                         10,185         (21,431)          82,741       (100,738)
                                                                      ---------       ----------       ---------      ---------

  Earnings (loss) before income taxes...........................        (14,049)        (88,375)          (2,770)      (163,295)
  Income tax (expense) recovery.................................           (468)          1,489           (1,034)          (810)
                                                                      ----------      ---------        ----------     ----------
  Net loss......................................................        (14,517)        (86,886)          (3,804)      (164,105)
  Provision for dividends on preferred shares...................         (1,217)         (1,162)          (4,779)        (4,499)
                                                                      ----------      ----------       ----------     ----------
  Net loss attributable to common and non-voting shares                ($15,734)       ($88,048)         ($8,583)     ($168,604)
                                                                    ============    ============     ============   ============

  Basic loss per share..........................................         ($0.37)         ($2.07)          ($0.20)        ($3.97)

  Fully diluted loss per share..................................         ($0.37)         ($2.07)          ($0.20)        ($3.97)

  Average number of common and non-voting shares
     outstanding (000's)                                                 42,481          42,481           42,481         42,481

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
(IN THOUSANDS OF DOLLARS)

                                                               THREE MONTHS ENDED         TWELVE MONTHS ENDED
                                                                  DECEMBER 31,               DECEMBER 31,
                                                            -------------------------  --------------------------
                                                                2003        2002           2003         2002
                                                                ----        ----           ----         ----
                                                                  (UNAUDITED)                  (AUDITED)
Operating Activities
   Net profit (loss).......................................   ($14,517)    ($86,886)      $(3,804)    ($164,105)
   Add (deduct) items not involving cash:
     Write-down of property, plant and equipment ..........      1,079       53,288         5,986        53,288
     Amortization of property, plant and equipment ........     12,204       15,819        45,973        48,481
     Amortization of deferred charges......................      1,094        5,128         4,411         9,069
     Foreign currency translation (gain) loss..............    (35,265)      (6,460)     (189,180)      (10,228)
     (Gain) loss on fixed asset disposals .................       (699)      (5,656)       (2,174)       (5,527)
     Other items...........................................      2,635          910         5,679         2,076
                                                             ---------    ---------     ---------     ---------

     Working capital provided by (used in) operations......    (33,469)     (23,857)     (133,109)      (66,946)

Net change in non-cash working capital items...............     41,014        9,142       149,874        38,900
                                                             ---------    ---------     ---------     ---------

Funds provided by operating activities.....................      7,545      (14,715)       16,765       (28,046)
                                                             ---------    ----------    ---------     ----------

Financing Activities
   Financing cost..........................................         --           --            --        (1,101)
   Increase (decrease) in bank indebtedness ...............      1,714       16,459         8,608        20,510
                                                            ----------    ---------     ---------     ---------

Funds (used in) provided by financing activities...........      1,714       16,459         8,608        19,409
                                                             ---------    ---------     ---------     ---------

Investing Activities
   Additions to property, plant and equipment..............     (5,623)     (10,012)      (29,170)      (29,612)
   Disposal of property, plant and equipment...............       (468)       7,209         3,761        14,274
   Other...................................................     (1,439)        (651)       (1,002)          298
                                                             ----------   ----------    ----------    ---------

Funds used in investing activities.........................     (7,530)      (3,454)      (26,411)      (15,040)
                                                             ----------   ----------    ----------    ---------

Increase (decrease) in cash................................      1,729       (1,710)       (1,038)      (23,677)
Cash, beginning of period..................................     19,832       24,309        22,599        46,276
                                                             ---------    ---------     ---------     ---------

Cash, end of period........................................  $  21,561    $  22,599     $  21,561     $  22,599
                                                             =========    =========     =========     =========

DOMAN INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
AUDITED
(IN THOUSANDS OF DOLLARS)

                                                                                 DECEMBER 31,            DECEMBER 31,
                                                                                     2003                    2002
                                                                                     ----                    ----
ASSETS

Current Assets
   Cash................................................................           $    21,561              $    22,599
   Accounts receivable.................................................                68,317                   86,038
   Inventories.........................................................               159,020                  199,989
   Prepaid expenses....................................................                 6,763                   10,363
                                                                                  -----------              -----------

                                                                                      255,661                  318,989

Investments............................................................                10,786                    9,784

Property, plant and equipment..........................................               460,415                  485,091

Other assets...........................................................                22,190                   30,062
                                                                                  -----------              -----------

                                                                                  $   749,052              $   843,926
                                                                                  ===========              ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
    Bank indebtedness .................................................           $    30,427              $    21,819
   Accounts payable and accrued liabilities ...........................               124,818                  102,730
   Accounts payable and accrued liabilities, subject to compromise ....               110,862                   45,366
   Current portion of long-term debt subject to compromise ............               503,042                       --
   Current portion of long-term debt ..................................               207,440                       --
                                                                                  -----------              -----------

                                                                                      976,589                  169,915

Long-term debt subject to compromise...................................               162,063                  809,309

Long-term debt ........................................................                    --                  252,416

Other liabilities......................................................                29,725                   27,807

Shareholders' Equity
   Share capital
      Preferred shares.................................................                64,076                   64,076
      Common and non-voting shares.....................................               242,942                  242,942
                                                                                  -----------              -----------

                                                                                      307,018                  307,018

   Deficit.............................................................              (726,343)                (722,539)
                                                                                  -----------              -----------

                                                                                     (419,325)                (415,521)
                                                                                  -----------              -----------

                                                                                  $   749,052              $   843,926
                                                                                  ===========              ===========

DOMAN INDUSTRIES LIMITED
SUPPLEMENTAL INFORMATION
UNAUDITED

                                                          THREE MONTHS ENDED                      TWELVE MONTHS ENDED
                                                          DECEMBER 31,                            DECEMBER 31,
                                                ----------------------------------     ------------------------------------
                                                       2003               2002                   2003              2002
                                                       ----               ----                   ----              ----
Sales ($ Millions)
   Lumber.................................                 63.9              65.9                   260.5             320.9
   Logs...................................                 26.0              48.2                   106.5             123.3
   By-Products............................                  6.1               4.4                    22.0              19.5
                                                     ----------        ----------              ----------        ----------

Solid Wood Segment........................                 96.0             118.5                   389.0             463.7
Pulp Segment..............................                 46.4              50.9                   200.0             171.2
                                                     ----------        ----------              ----------        ----------

Total Sales to external customers.........                142.4             169.4                   589.0             634.9
                                                     ----------        ----------              ----------        ----------

Intersegment Sales accounted for
   at market prices.......................                 14.8              15.2                    58.6              45.3
                                                     ----------        ----------              ----------        ----------


Sales Volumes
   Lumber (MMFBM).........................                  156               133                     596               591
   Logs (km3).............................                  176               273                     721               782


   Pulp - NBSK (ADMT).....................               66,719            73,114                 259,084           205,296
   Pulp - Sulphite (ADMT).................               10,646            12,457                  62,911            56,349
                                                 --------------    --------------          --------------    --------------


Production Volumes
   Lumber (MMFBM).........................                  165               136                     615               562
   Logs (km3).............................                  709               993                   2,616             3,032
   Pulp - NBSK (ADMT).....................               62,439            71,350                 252,952           203,900
   Pulp - Sulphite (ADMT).................               15,711            16,061                  55,162            53,526
                                                 --------------    --------------          --------------    --------------


Average Prices
   Lumber  (per MFBM).....................                  410               497                     437               522
   Logs (per m3)..........................                  147               177                     148               158
   Pulp (per ADMT)........................                  600               595                     621               654
                                                 --------------    --------------          --------------    --------------


EBITDA ($ Millions)
   Solid Wood Segment.....................                 (1.1)             19.1                    12.7              78.3
   Pulp Segment...........................                 (7.3)             (6.6)                  (37.6)            (17.8)
   General Corporate......................                 (2.6)              0.7                    (6.7)             (7.1)
                                                     -----------       ----------              ----------        ----------

      Total...............................                (11.0)             13.2                   (31.6)             53.4
                                                     -----------       ----------              -----------       ----------


Amortization ($ Millions)
   Solid Wood Segment.....................                  9.8              12.4                    36.3              38.3
   Pulp Segment...........................                  2.4               3.4                     9.6              10.2
                                                     ----------        ----------              ----------        ----------

      Total...............................                 12.2              15.8                    45.9              48.5
                                                     ==========        ==========              ==========        ==========


Segmented Operating Earnings (Loss) -
before write-down of property, plant &
equipment and operating restructuring
costs ($Millions)
   Solid Wood Segment.....................                (11.0)              6.8                   (23.7)             40.1
   Pulp Segment...........................                 (9.7)            (10.0)                  (47.2)            (28.0)
                                                     -----------       -----------             -----------       ----------

      Total...............................                (20.7)             (3.2)                  (70.9)             12.1
                                                     ===========       ===========             ===========       ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       GOING CONCERN

         On November 7, 2002, the Company was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under terms of the Court Order, the Company is required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order is to stay the Company's current obligations to creditors until the Plan can be approved and implemented.

         Since November 7, 2002, the Company has been negotiating the terms of the Plan with various stakeholders including committees of unsecured bondholders and secured bondholders, other unsecured creditors, preferred shareholders and common shareholders (together, referred to as the "Stakeholders"). In addition, the Company and its advisors have been actively pursuing refinancing opportunities with potential lenders and investors and possible asset sales to third parties to generate proceeds to reduce or replace the Company's existing debt.

         Since November 7, 2002 and to the current date, the Company has received various non-binding term sheets from various creditor groups and third parties relating to the restructuring of the Company, including various proposals for the acquisition of certain of the Company's assets by third parties. The Company has been working with its advisors, the Court appointed monitor, the Court, various third parties and the Stakeholders to finalize a Plan to present to the Court. Throughout this process, the Court has granted the Company continued protection under CCAA with the latest extension granted to April 5, 2004.

         Although the Company has not filed a Plan for the Court's consideration, negotiations to date and the various non-binding term sheets received for restructuring or asset sales clearly indicate that the Company's creditors that are subject to compromise will likely receive consideration for their claims that is substantially less than the amount of their claims, whether or not the consideration is in the form of cash or equity of the Company and that current shareholders will receive little or no consideration.

         On February 5, 2004 certain of the Company's unsecured noteholders filed a term sheet outlining their proposed plan to restructure the Company's affairs and refinance the senior secured notes. On February 26, 2004 a proposal to acquire selected Company assets and restructure its financial obligations was presented by International Forest Products Limited ("Interfor"). A copy of the term sheet submitted by the unsecured noteholder group and the proposal submitted by Interfor are available on the Company's website at www.domans.com.
                                                   --------------

         There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a Plan and emergence from reorganization proceedings are subject to a number of conditions.

         As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes.

         Basis of presentation:

         The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

         The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

         If a Plan is confirmed by the Court, the reorganized Company will be required to adopt fresh start accounting in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair values at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to any adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2002.


3.       BANK CREDIT FACILITY

         In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

         At December 31, 2003, of the $59,648,000 of the facility that was available to the Company, $30,427,000 had been drawn down and $2,912,000 was used to support standby letters of credit.


4.       ACCOUNTS PAYABLE SUBJECT TO COMPROMISE ($000)

         Accounts payable subject to compromise consist of the following:

                                                                       2003              2002
                                                                       ----              ----
         Trade payables                                            $ 17,751           $18,634
         Interest on 8 3/4% unsecured Senior Notes                   65,342            15,332
         Interest on 9 1/4% unsecured Senior Notes                   27,769            11,400
                                                                     ------            ------
                                                                  $ 110,862           $45,366
                                                                    =======            ======


5.       INTEREST

         Interest includes interest paid or payable on the Company's bank credit facility and interest accrued on the Company's secured and unsecured notes.

6.       THE FORESTRY REVITALIZATION PLAN

         In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licencees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licencees. As well, through legislation, licencees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licencees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

         The effect of the timber take-back is expected to result in a reduction of approximately 685,000 m3 of the Company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the Plan at the time the amounts to be recorded are estimable.


7.       CONTINGENT LIABILITY

         The Company has incurred countervailing and antidumping duties at 27.22% totalling $9.3 million (2002 - $9.6 million) for the quarter and $36.1 million (2002 - $9.9 million, comprising $22.3 million expensed for 2002 less a $12.4 million refund from 2001 received in 2002) for the year ended December 31, 2003. The amounts have been recorded as a reduction of sales revenue.

         Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until December 31, 2003, total $58.4 million.

         The Company and other Canadian Forest Product Companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO.